UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZORO MINING CORP.
________________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.00001 per share
________________________________________________________________________________
(Title of Class of Securities)

98977W102
______________________________________
(CUSIP Number)

HAROLD W. GARDNER
3430 East Sunrise Drive, Suite 120
Tucson, Arizona 85718

Telephone No. 520.299.0390
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 18, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Person:  Harold W. Gardner
I.R.S. Identification Nos. of above person (entities only): need

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): 00 (*)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Reporting Person With:

7.	Sole Voting Power: 4,234,000 (1)

8.	Shared Voting Power: 1,600,000 (2)

9.	Sole Dispositive Power: 4,234,000 (1)

10.	Shared Dispositive Power: 1,600,000 (2)

11.	Aggregate Amount Beneficially Owned by Reporting Person: 5,834,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 6.61% (3)

14.	Type of Reporting Person (See Instructions): IND

(1) With an effective date of May 18, 2007, the Issuer granted to Mr. Gardner an aggregate 808,500 warrants to purchase 808,500 shares of common stock of the Issuer at an exercise price of $0.70 per share for a two-year period. Thus the 4,234,000 holdings of record consist of: (i) 3,425,500 shares of restricted common stock; and (ii) 808,500 warrants.

(2) With an effective date of May 18, 2007, the Issuer granted to Pro Business Trust an aggregate 800,000 warrants to purchase 800,000 shares of common stock of the Issuer at an exercise price of $1.50 per share for a two-year period. Thus, the 1,600,000 holdings of record consist of: (i) 800,000 shares of restricted common stock; and (ii) 800,000 warrants. Mr. Gardner is the sole officer and director of Pro Business Trust and has sole voting and dispositive power. The address for Pro Business Trust is 3430 Sunrise Drive, Suite 120, Tucson, Arizona 85718.

(3) Based on 86,702,400 shares of the Issuer’s common stock issued and outstanding as of May 18, 2007.

The class of equity securities to which this statement relates is shares of common stock, par value $0.00001 per share (the “Shares”), of Zoro Mining Corp.., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer is 3430 East Sunrise Drive, Suite 120, Tucson, Arizona 85718.

(*) Granted pursuant to verbal agreement regarding rendering of managerial services to Zoro by the Reporting Person.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Harold W. Gardner (the “Reporting Person”). By signing this statement, the Reporting Person agrees that this statement is filed on his behalf.

B.	Residence or Business Address:

The business address of the Reporting Person is 3430 East Sunrise Drive, Suite 120, Tucson, Arizona 85718.

C.	Present Principal Occupation and Employment:

The Reporting Person’s present principal occupation is as a businessman. The Reporting Person was also appointed to the Board of Directors and as the President/Chief Executive Officer of the Issuer effective approximately May 15, 2007.

D.	Criminal Proceedings:

During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The warrants were granted in accordance with the terms of a verbal agreement regarding rendering of managerial services to Zoro my the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is filing this Schedule 13D relating to the grant of warrants to the Reporting Person and to Pro Business Trust, of which the Reporting Person is the sole officer and director with sole dispositive and voting power.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

For the purposes of this Statement, the Reporting Person is reporting herein that as of May 18, 2007, the Reporting Person is the beneficial owner of an aggregate of 5,834,000 (or approximately 6.61%) of the Issuer’s equity securities.

For the purposes of this Statement, the Reporting Person is reporting herein that as of May 18, 2007, the Reporting Person has the sole power to vote or to direct the voting or, or to dispose or to direct the disposition of, 4,225,5000 shares of common stock and 1,608,500 warrants (or approximately 6.61%) of the Issuer’s common stock.

b)	Transactions Within the Past 60 Days.

As of May 18, 2007, and within the sixty day period prior thereto, with the exception of that certain transaction on May 7, 2007, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

c)	Certain Rights of Other Persons.

As of May 18, 2007, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities..

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2007	By:	/s/ HAROLD W. GARDNER
Harold W. Gardner